BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Cash Flows

Year ended December 31, 2016

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	31,946
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		3,759
Deferred income taxes		4,631
Decrease (increase) in operating assets:		
Securities borrowed		(2,364,255)
Securities purchased under agreements to resell		2,374,972
Receivable from brokers, dealers, and clearing organizations		(529,077)
Receivable from customers		161,159
Receivable from affiliates		(18,884)
Financial instruments owned, at fair value		(528,251)
Securities received as collateral		(81,379)
Accrued interest receivable		(10,390)
Other assets		24,965
Increase (decrease) in operating liabilities:		
Securities loaned		861,944
Securities sold under agreements to repurchase		(186,805)
Payable to brokers, dealers, and clearing organizations		295,460
Payable to customers		(3,612)
Financial instruments sold, not yet purchased, at fair value		(381,974)
Obligation to return securities received as collateral		81,379
Accounts payable and accrued expenses		44,828
Net cash used in operating activities		(219,584)
Cash flows from investing activity:		
Purchases of furniture, equipment, and leasehold improvements, net of dispositions		(14,302)
Business acquisition		(53,011)
Net cash used in investing activity		(67,313)
Cash flows from financing activities:		
Capital contribution		53,000
Net increase in Bank loan payable		239,500
Net cash provided by financing activities		292,500
Net increase in cash		5,603
Cash at beginning of year		3,228
Cash at end of year	$	8,831
Supplemental disclosures of cash flow information		
Interest paid in the year	$	167,819
Income taxes paid in the year, net of refunds		918

See accompanying notes to financial statements.